OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0359
                                                      Expires:     July 31, 2006
                                                      Estimated average burden
                                                      hours per response....0.16
                                                      --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F1

               Certificate of Accounting of Securities and Similar
                 Investments of a Management Investment Company
                          in the Custody of Members of
                          National Securities Exchanges

                    Pursuant to Rule 17f-1 [17CFR 270.17f-1]

--------------------------------------------------------------------------------
1.    Investment Company Act File Number:          Date Examination Completed:
      811-08191                                    02/10/06

2.    State identification Number: NY
--------------------------------------------------------------------------------

AL                AK                AZ                AR                CA
CO                CT                DE                DC                FL
GA                HI                ID                IL                IN
IA                KS                KY                LA                ME
MD                MA                MI                MN                MS
MO                MT                NE                NV                NH
NJ                NM                NY  S281284       NC                ND
OH                OK                OR                PA                RI
SC                SD                TN                TX                UT
VT                VA                WA                WV                WI
WY                Puerto Rico       Other (specify):
--------------------------------------------------------------------------------
3.    Exact name of investment company as specified in registration statement:

Bullfinch Fund, Inc. Western New York Series, a Series Within Bullfinch
Fund, Inc.
--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

1370 Pittsford Mendon Road, Mendon, NY 14506
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by the investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company.s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                              BULLFINCH FUND, INC.
                             WESTERN NEW YORK SERIES

                        --------------------------------
                                SEC FORM N-17f-1
                                DECEMBER 31, 2005
                        --------------------------------

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Bullfinch Fund, Inc. - Western New York Series

      We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the "Act"), that the Bullfinch Fund, Inc. - Western New York Series (the "Fund") complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of December 31, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

      Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2005, and with respect to agreement of security purchases and sales, for the period from July 1, 2005 through December 31, 2005:

      o Confirmation of all securities held by institutions (Charles Schwab & Co.) in book entry form.

      o Reconciliation of all such securities to the books and records of the Fund and the Custodian.

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specific requirements.

      In our opinion, management's assertion that the Bullfinch Fund, Inc. - Western New York Series complied with the requirements of subsections (b)(1) and
(b)(6) of Rule 17f-1 of the Act as of December 31, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

      This report is intended solely for the information and use of management and the Board of Directors of the Bullfinch Fund, Inc. - Western New York Series and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Rotenberg & Co., LLP
Rochester, New York
  February 10, 2006